UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

(Mark One)

☒  SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐  SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended May 31, 2022

The Graystone Company, Inc.
(Exact name of registrant as specified in its charter)

Colorado

(State of other jurisdiction of incorporation or organization)

401 E. Las Olas Blvd #130-321

Fort Lauderdale, FL 33301

Phone: : (954) 251-2833

(Address, including zip code, and telephone number,

including area code of issuer’s principal executive office)

THE GRAYSTONE COMPANY, Inc.

SEMIANNUAL REPORT ON FORM 1-SA

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes included in Item 3 of this report, and together with our audited consolidated financial statements and the related notes included in our Form 1-A for the fiscal year ended November 30, 2020. Historical results are not necessarily indicative of future results.

Certain statements and other information set forth in this semi-annual report on Form 1-SA may address or relate to future events and expectations and as such constitute “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995. Such forward-looking statements involve significant risks and uncertainties. Such statements may include, without limitation, statements with respect to our plans, objectives, projections, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “will”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. Forward-looking statements include, but are not limited to, statements about: expectations regarding our future revenue, the timing and release of our games, the implementation of our business model, our ability to enter into further licensing and publishing agreements, proceeds, timing and other expectations regarding the sale of Fig Game Shares, our expectations regarding our cash flow, our financial performance, our ability to obtain funding for our operations, our expectations regarding our cost of revenue, operating expenses and capital expenditures, and our future capital requirements.

All forward-looking statements are predictions or projections and involve known and unknown risks, estimates, assumptions, uncertainties and other factors that may cause our actual transactions, results, performance, achievements and outcomes to differ adversely from those expressed or implied by such forward-looking statements. You should not place undue reliance on forward-looking statements.

The cautionary statements set forth in this report and in the section entitled “Risk Factors” in our Annual Statement on Form 1-A (File No. 024-11421), which was filed with the Securities and Exchange Commission, or SEC, on April 21, 2021 identify important factors that you should consider in evaluating our forward-looking statements. These factors include, among other things: (1) our history of losses; (2) our ability to continue as a going concern; (3) we may not be able to have our content accepted by the marketplace; (4) bitcoin mining is competitive and sensitive to prices of bitcoin and energy; (5) our cash flows; (6) our operating performance; (7) our financing activities; (8) our ability to compete effectively; (9) bitcoin price volatility; (10) our tax status; (11) national, international, local economic and business conditions that could affect our business; (12) industry developments affecting our business, financial condition and results of operations; (13) governmental approvals, actions and initiatives and changes in laws and regulations or the interpretation thereof, including without limitation tax laws, regulations and interpretations.

Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be given that the expectations reflected in our forward-looking statements will be attained or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this report or otherwise make public statements in order to update our forward-looking statements beyond the date of this report.

In this report, all references to “Graystone,” “we,” “us,” “our,” or “the Company” mean The Graystone Company, Inc. and its consolidated entities.

This report contains trademarks, service marks and trade names that are the property of their respective owners.

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Overview

The Company engages in “Bitcoin Mining” – i.e. the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. All of the Company’s Bitcoin Mining activities will be conducted through our wholly-owned subsidiary Graystone Mining.

The Company purchases and maintains ASIC (application-specific integrated circuit) computers - computers are specifically designed for cryptocurrency mining - that will be used for Bitcoin Mining. We place our Bitcoin Mining equipment with 3rd party datacenters or farms (often referred as a “Co-Location”) that power and operate our Bitcoin Mining equipment for a fee. We generate revenues through receiving Bitcoin from our Bitcoin Mining equipment.

The Company’s operations also includes product development and marketing are focused on developing and marketing proprietary products in two categories: (i) Longevity and Wellness and (ii) Fertility. We plan to generate revenues through the sales of our planned products. We have not sold any products or generated any revenues to date. All of the Company’s product development and marketing activities are conducted through our wholly-owned subsidiary NutraGyst.

Our business is located at 401 E. Las Olas Blvd #130-321, Fort Lauderdale, FL 33301. Our telephone number is (954) 271-2704. Our E-Mail address is investors@thegraystonecompany.com. The address of our web site is www.thegraystonecompany.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into this semi-annual report..

Organizational History

The Graystone Company, Inc. was originally incorporated in the State of New York on May 27, 2010 under the name of Argentum Capital, Inc. The Company was reincorporated in Delaware on January 10, 2011 and subsequently changed its name to The Graystone Company, Inc. on January 14, 2011. The Company was reincorporated in Colorado on May 1, 2016. The Company is domiciled in the state of Florida, where it maintains its corporate headquarters in Fort Lauderdale, FL.

Reverse Merger

Pursuant to an Acquisition Agreement (the “Acquisition Agreement”) between the Company and NutraGyst Inc., dated November 6, 2020, the Company agreed to acquire 100% of the issued and outstanding shares of NutraGyst, Inc., a Colorado corporation (“NutraGyst”), in exchange for 46,000,000 shares of the Company’s Class B Common Stock (the “Reverse Merger”). The parties also agreed that, upon the closing of the transactions agreed upon in the Acquisition Agreement, new directors and officers of Graystone would be appointed by NutraGyst. The foregoing description of the Acquisition Agreement does not purport to be complete, and is qualified in its entirety by the full text of the Acquisition Agreement, which is attached hereto as Exhibit 6.1 and is incorporated herein by reference.

On November 6, 2020 (the “Effective Date”), the Company executed the Reverse Merger with NutraGyst, Inc. whereby the Company acquired 100% of NutraGyst, in exchange for 46,000,000 shares of the Company’s Class B Common stock. Immediately prior to the Reverse Merger, there were 146,391,521 shares of the Company’s Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding, MT Soeparmo was the sole officer/director of the Company and Paul Howarth had 97% of the voting power of the Company. After the Reverse Merger, the Company had 146,391,521 shares of Class A Common Stock outstanding and 51,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding. Additionally, on November 10, 2020, MT Soeparmo resigned as officer and director and Anastasia Shishova was appointed as CEO and Director and Greg Tucker was appointed as Director.

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Pursuant to the terms of the Acquisition Agreement, on the Effective Date, the Company issued 46,000,000 shares of its unregistered Class B Common Stock to the sole shareholder of NutraGyst, our CEO Anastasia Shishova, in exchange for 1,000,000 shares of NutraGyst’s common stock, representing 100% of its issued and outstanding common stock and as a result of the Reverse Merger, NutraGyst became a wholly owned subsidiary of the Company. Each share of Class B Common Stock has voting rights equal to 2,500 votes per share compared to Class A Common Stock voting rights equal to 1 vote per share. As a result, Anastasia Shishova owned approximately 90% of the voting power of the Company after the Reverse Merger.

Prior to the Reverse Merger, the Company had no operations, assets or liabilities. As such, as a result of the Reverse Merger, the business of NutraGyst became the business of the Company going forward. Subsequently, the Company has added a Bitcoin Mining line of business operations, which will be conducted by Graystone Mining, our wholly-owned subsidiary.

The corporate structure of the Company is as follows:

Our Class A Common Stock is quoted on the OTCQB Tier of OTC Markets under the symbol, “GYST.” On August 26, 20221, the last reported sale price of our Class A Common Stock was $0.00725 per share.

Principal Products and Services

Bitcoin Mining Business (via Graystone Mining, Inc.)

The Company’s main business is Bitcoin Mining. The Company earns revenues from Bitcoin Mining by providing transaction verification services within the digital currency network of Bitcoin. The Company satisfies its performance obligation at the point in time that the Company is awarded a unit of Bitcoin through its participation in the Bitcoin’s network and network participants benefit from the Company’s verification service. In consideration for these services, the Company receives Bitcoin, which is recorded as revenue using the closing U.S. Dollar price of the Bitcoin on the date of receipt. The Company only mines Bitcoin.

Sale of Bitcoin Mining Equipment

In October 2021, the Company began offering turnkey mining solutions for companies or individuals looking to mine bitcoin but are unable to meet the minimum order quantities (MOQs) for equipment. The Company offers equipment for sale along with hosting services. We are able to provide hosting services by subleasing through current hosting provider. The Company has resold 25 units to 3rd parties and is currently sub-hosting these units.

Our Bitcoin Mining Operations

The Company’s current mining operation consists of approximately 4,800 Th/s in mining process power. This is made up by 2,100 TH/leased from SupplyBit (see below for description) and 27 S-19Proj (100TH) that are currently mining and hosted in Kentucky. The Company is also sub-hosting 25 units for 3rd parties.

The Company has acquired a total of 52 S19Proj (100 TH) units. Of these 52 units, 25 have been resold (as explained above in Sale of Bitcoin Mining Equipment). The remaining 27 units are mining for the Company and costs approximately $165-175 per month per unit.

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Lease Terms of TH/s

The lease terms for the initial 2,100 TH/s is as follows:

1.	Term: 3 years
2.	Uptime: 100% guaranteed uptime
3.	Operational Costs: Approximately $3,600 per month ($1.69 per month per TH/s)
4.	15% management fee is charged by SupplyBit, LLC

Under the terms of the lease, SupplyBit guarantees 100% uptime and in the event of our mining payout is lower than the expected payout, SupplyBit shall provide the Company a true up to equal to what the theoretical earnings of our 2,100 TH/s should have been. In the event, we received an amount higher than the theoretical earnings we do not have to repay any of the overage back to SupplyBit.

The Company pays SupplyBit $1.69 per TH/s per month. This is a all-in fee for power, repairs, maintenance and any other costs associated with the leased TH/s. AS such, the Company shall have no further capital expenditures related to the TH/s except for the 1,100 TH/s

1,100 TH/s commenced mining on September 15, 2021 and the term of the lease will expire on September 14, 2024.

1,000 TH/s commenced mining on October 30, 2021 and the term of the lease will expire on October 29, 2024.

Bitcoin Mining Explained

 A Bitcoin is one type of an intangible digital asset that is issued by, and transmitted through, an open source, math-based protocol platform using cryptographic security (the “Bitcoin Network”). The Bitcoin Network is an online, peer-to-peer user network that hosts the public transaction ledger, known as the “blockchain,” and the source code that comprises the basis for the cryptography and math-based protocols governing the Bitcoin Network. No single entity owns or operates the Bitcoin Network, the infrastructure of which is collectively maintained by a decentralized user base. Bitcoins can be used to pay for goods and services or can be converted to fiat currencies, such as the U.S. Dollar, at rates determined on Bitcoin exchanges or in individual end-user-to-end-user transactions under a barter system.

Bitcoins are “stored” or reflected on the blockchain. The blockchain records the transaction history of all Bitcoins in existence and, through the transparent reporting of transactions, allows the cryptocurrency network to verify the association of each Bitcoin with the digital wallet that owns them. The network and software programs can interpret the blockchain to determine the exact balance, if any, of any digital wallet listed in the blockchain as having taken part in a transaction on the cryptocurrency network.

Mining is the process by which Bitcoins are created resulting in new blocks being added to the blockchain and new Bitcoins being issued to the miners. Miners engage in a set of prescribed complex mathematical calculations in order to add a block to the blockchain and thereby confirm cryptocurrency transactions included in that block’s data. Miners that are successful in adding a block to the blockchain are automatically awarded a fixed number of Bitcoins for their effort. To begin mining, a user can download and run the network mining software, which turns the user’s computer into a node on the network that validates blocks.

All Bitcoin transactions are recorded in blocks added to the blockchain. Each block contains the details of some or all of the most recent transactions that are not memorialized in prior blocks, a reference to the most recent prior block, and a record of the award of Bitcoins to the miner who added the new block. Each unique block can only be solved and added to the blockchain by one miner; therefore, all individual miners and mining pools on the cryptocurrency network are engaged in a competitive process and are incentivized to increase their computing power to improve their likelihood of solving for new blocks.

The method for creating new Bitcoins is mathematically controlled in a manner so that the supply of Bitcoins grows at a limited rate pursuant to a pre-set schedule. Mining economics have also been much more pressured by the “Difficulty Rate” – a computation used by miners to determine the amount of computing power required to mine Bitcoin. The Difficulty Rate is directly influenced by the total size of the entire Bitcoin network. The Bitcoin network has grown 12-fold in the past year, resulting in a 12-fold increase in difficulty. Meanwhile, demand from miners also drove up hardware and power prices, the largest costs of production. This deliberately controlled rate of Bitcoin creation means that the number of Bitcoins in existence will never exceed 21 million and that Bitcoins cannot be devalued through excessive production unless the Bitcoin Network’s source code (and the underlying protocol for Bitcoin issuance) is altered.

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Mining pools have developed in which multiple miners act cohesively and combine their processing power to solve blocks. When a pool solves a new block, the participating mining pool members split the resulting reward based on the processing power they each contributed to solve for such block. The mining pool operator provides a service that coordinates the workers. Fees are paid to the mining pool operator to cover the costs of maintaining the pool. The pool uses software that coordinates the pool members’ hashing power, identifies new block rewards, records how much work all the participants are doing, and assigns block rewards in-proportion to the participants’ efforts. While pool fees are not paid directly, pool fees (approximately 2% to 5%) are deducted from amounts we may otherwise earn. Participation in such pools is anticipated to be essential for our mining business.

Holistic Health Products (via NutraGyst, Inc.)

The company also has a product development division; however, the primary focus of the company is build its bitcoin mining operations and then to use the profits to build out the product development division.  With respect the Company’s product development operations, the Company (through NutraGyst, Inc.) is primarily focused on developing products for two planned product lines in (i) Fertility and (ii) Longevity and Wellness. We intend to create products for these lines using original supplement blends formulated by the Company based on an innovative and sustainable approach. We intend to design and produce products with high-end, quality ingredients that are plant based, Non-GMO, gluten and lactose-free. It is planned that these products will be distributed by NutraGyst, Inc.

The Company has not yet fully implemented its business plan. Final versions of our planned products are still in development, and the Company has not yet sold any products. The following is a description of the Company’s planned products under each of the Fertility and Longevity and Wellness product lines, as well as their current status of development.

Longevity and Wellness Product Line: Commodity Wellness:

We are currently developing the following products for our Longevity and Wellness product line under the applied for, but not yet granted, trademark “Commodity Wellness”:

Fucoidan Based Longevity Booster. This is a powerful anti-inflammatory antioxidant blend with rejuvenating properties. The main ingredient of this proprietary blend is fucoidan, a complex polysaccharide found in many species of brown seaweed. According to information published by Memorial Sloan Kettering Cancer Center as of January 2021, studies on fucoidan suggest that it can prevent the growth of cancer cells and has antiviral, neuroprotective, and immune-modulating effects. Other benefits include anti-inflammatory, anti-coagulant (prevents blood clotting), anti-thrombotic (reduces the formation of clots), anti-angiogenic (reduces the growth of new blood vessels), anti-viral, anti-tumor, and anti-oxidant effects on the body.

The Company is working to finalize the product formulas for our custom original supplement blends. The Company is also developing the packaging of these products for marketing and branding purposes.

Mushroom Immunity Support Extract: This is a proprietary blend of Japanese mushrooms in a form of a liquid concentrate for better absorption. Our proprietary blend contains a wide variety of vitamins, minerals, and nutrients that help naturally slow down the aging process of a human body, support the immune system, and fight inflammation without harmful side effects that many conventional drugs have.

Fertility Product Line: Ferō

We are currently developing products for our Fertility product line under the applied for, but not yet granted, trademark “Ferō”. For our Fertility line, we intend to offer products in three sub-categories related to fertility:

•	Fertility Support (Ferō Fertility)
•	Prenatal and Postnatal Personal Hygiene and Beauty (Ferō Beauty)
•	Baby Care Products (Ferō Baby)

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Ferō Fertility: The primary product we intend to offer under this product line is our “5 Day Fertility Detox Kit” which is a unique modified fasting program that we have developed. This is an all-inclusive modified fasting program for both men and women that aims to help to increase their chances of conception. We designed our fertility kit with the expertise of world-renowned doctors, based on decades of their scientific research suggesting that modified fasting helps the whole body get ready for conceiving through detoxification, enhancing quality of sperm in men, and regulating ovulation in women, seeking to create an ideal environment for conception in general. We believe that our 5-day modified fasting program sets the scene for the body to balance its hormones while maximizing liver function. It also allows burning of excess fat and lowering stress levels, all of which could be damaging to human reproductive ability. Autophagy is the body’s natural mechanism of regeneration that initiates in humans after 18-20 hours of fasting, with maximum detox benefits occurring once the 48–72 hour mark has been reached. Fasting for such long periods of time can be not only physically, but also mentally and emotionally challenging, thus most people fail before they are able to achieve the benefits of autophagy. We are designing our 5 Day Fertility Detox Kit with the aim to solve that issue and make the process of restrictive eating as easy and safe as possible. Our planned kit consists of everything we believe a customer needs to accomplish the modified fast in 5 days, providing an optimal amount of nutrients and electrolytes while helping the body to achieve its natural autophagy state. Each day of our 5 Day Fertility Detox Kit will include proprietary blend of supplements, pre-packaged plant-based meals and drinks rich in vitamins, minerals, antioxidants, fiber and electrolytes for adequate rehydration, seeking to put less stress on your body than other conventional fasting methods while still giving you the same regenerative benefits.

Ferō Beauty: This category of our product line is planned to consist of feminine hygiene and skin care products with safe and effective formulas, specifically designed for women who are pregnant or preparing for pregnancy and are looking for products that are plant based with simple ingredients without chemicals, toxins, or artificial fragrances. The line will consist of daily necessities such as anti-stretchmark oils and lotions, a gentle feminine hygiene wash and wipes, and a menstrual cup for those who is not yet pregnant and looking to avoid toxins that are commonly found in most feminine hygiene products like tampons and pads. Our philosophy for this line is that women should not have to compromise between what works and what is good for a women’s pregnant body.

Ferō Baby: Once a woman becomes pregnant, she is not only looking for the safest and most effective products to support her own body during that special time, but also the safest products for her baby’s needs. With that thought in mind, Ferō Baby will include safe newborn essentials products for sensitive baby skin like gentle baby wash, wipes, after-bath lotion, and a rash balm.

Results of Operations

As of May 31, 2022, we have cash balance of $20,309 and $80,070 in Bitcoin. Our cash balance is not sufficient to fund our limited level of operations for any substantive period of time. We have been utilizing, and may continue to utilize, funds from the sale of Company stock and loans payable.

In order to implement our plan of operations for the next twelve-month period, we require a minimum of $6,000,000 of funding. We plan to obtain this funding from the sale of shares of our common stock or through debt financing.

During the six month period ended May 31, 2022, a total of 10,625,000 shares of common stock were sold for a total of $255,000.

The Six Months Ended May 31, 20221 and May 31, 2021

Revenue: The company generated $67,357 in revenue from its Bitcoin Mining Operation for the six months ended May 31, 2022 and $396 for the six months ended May 31, 2021. The company generated $2,397 in revenue from its Bitcoin Hosting Operations for the six months ended May 31, 2022, and $0 for the six months ended May 31, 2021. The company generated $249,000 in revenue from its Bitcoin Mining Equipment Sales operations for the six months ended May 31, 2022 and $0 for the six months ended May 31, 2021.

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Cost Of Goods Sold: Our cost of goods sold for the six months ended May 31, 2022, were $230,782 and $0 for the six months ended May 31, 2021. These were broken out as follows: $35,932 related to our Bitcoin mining operation and $194,850 related to the cost of mining equipment resold.

Operating Expenses: Operating expenses for the six months ended May 31, 2022, were $166,639 and $127,036 for the six months ended May 31, 2021. Operating expenses for the six months ended May 31, 2021 comprised of general and administrative expenses.

Unrealized gain/loss on Digital Currencies: The Company revalues the digital currencies it holds. The company had unrealized loss on the digital currencies for the six months ended May 31, 2022 were $27,096 compared to $2,568 or the six months ended May 31, 2021.

Net Loss: Net loss for the six months ended May 31, 2022, was $153,046 and $129,208 for the six months ended May 31, 2021. The net loss for the six months ended May 31, 2021, was the result of general and administrative expenses and loss on digital currencies.

Liquidity and Capital Resources

We had cash of $100,380 at May 31, 2022 which consists of $20,310 in cash and $80,070 in Bitcoin versus $109,346 at November 30, 2022 which consisted of $57,333 in cash and $52,013 in Bitcoin. Our capital needs have primarily been met by the sale of our stock and loans payable. We will have additional capital requirements during 2022-2023. We do not expect to be able to satisfy our cash requirements in the near term as we have no current revenue stream. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely, to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management’s judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout management’s Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Share-Based Compensation

ASC 718, “Compensation – Stock Compensation”, prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

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The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, “Equity – Based Payments to Non-Employees.” Measurement of share-based payment transactions with non-employees is based on the fair value of whichever is more reliably measurable: (a) the goods or services received; or (b) the equity instruments issued. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date.

The Company had no stock-based compensation plans on May 31, 2022.

Going Concern

Our ability to continue as a going concern depends upon our ability to successfully accomplish the plans embodied in our business model and eventually secure other sources of financing and attain profitable operations. To date, we have had no revenue and significant losses. Accordingly, we have depended on sale of Web Global Holdings Shares to fund our operations and there is a risk that we may be unable to obtain the financing, on acceptable terms or at all, necessary to continue our operations. As such, there is substantial doubt regarding our ability to continue as a going concern for a period of one year from the date our condensed consolidated financial statements are issued. The accompanying condensed consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. These condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Item 2. Other Information

None.

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Item 3. Financial Statements

The Graystone Company, Inc.
Consolidated Balance Sheet

	May 31,	November 30,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	$20,310	$57,333
Digital currency (Bitcoin)	80,070	52,013
Total Current Assets	100,380	109,346

Non-current assets:
Mining proceeds receivable	0	6,226
Bitcoin mining equipment	289,519	202,300
Leased bitcoin mining equipment	78,008	94,574

TOTAL ASSETS	$467,907	$412,445

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable	0	3,549
Due to related parties	0	42,942
Total Current Liabilities	0	46,491

TOTAL LIABILITIES	0	46,491

Stockholders’ Deficit
Preferred stock: 4,000,000 shares authorized; $0.0001 par value
Series B preferred stock, 2,000 shares designated, $0.0001 par value: 617 shares issued and outstanding	1	1
Class A Common stock, $.0001 par value; 500,000,000 shares authorized, 175,541,521 and 164,916,521 shares issued and outstanding as of May 31, 2022 and November 30, 2021, respectively)	17,554	16,492
Class B Common stock, $.001 par value; 51,000,000 shares authorized, 51,000,000 shares issued and outstanding as of May 31, 2022 and November 30, 2021, respectively)	51,000	51,000
Additional paid in capital	686,045	432,108
Accumulated deficit	(286,693)	(1,240)
Total Stockholders’ Equity (Deficit)	467,907	498,360
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$467,907	$544,851

The accompanying notes are an integral part of these consolidated financial statements.

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The Graystone Company, Inc.
Consolidated Statement of Operations

	Six Months Ending
	May 31,
	2022	2021
Revenue
Bitcoin Mining operations	$67,357	$396
Bitcoin Mining hosting fees	2,398	0
Bitcoin Mining equipment sales	249,000	0
Total Revenue	318,755	396

Cost of goods sold	230,782
Gross Profit	87,973	396

Operating Expenses
General and administration	166,639	127,036
Total operating expenses	166,639	127,036
Other Income (loss)	$	$
Unrealized gain (loss) on Digital Currencies	(40,784)	(2,568)
Total other Income (loss)	(40,784)	(2,568)
Net Income (loss)	$(119,450)	$(129,208)

Net profit (loss) per common share, Basic and Diluted	$(0.0007)	$(0.0009)

Weighted average number of Class A Common Stock outstanding, Basic and Diluted	175,016,109	148,866,521

The accompanying notes are an integral part of these consolidated financial statements.

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The Graystone Company, Inc.
Consolidated Statement of Stockholders' Equity

	Class A Common		Class B Common		Series B Preferred
	Stock		Stock		Stock		Additional		Total
	Number		Number		Number		Paid in	Accumulated	Stockholders'
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Deficit	Deficit

Balance - November 6, 2020 (Inception)			-	$-	$-	$-	$-	$-	$-
Stock issued to founders	0	0	46,000,000	46,000	0	0	(45,900)	-	100
Reverse merger adjustment	146,391,521	14,639	5,000,000	5,000	617	1	(19,640)	-	-
Net loss	0		-	-	-	-	-	(1,240)	(1,240)
Balance - November 30, 2020	146,391,521	14,639	51,000,000	$51,000	617	$1	$(65,540)	$(1,240)	$(1,140)
Stock issued for cash	18,525,000	1,853	-	-	-	-	497,648	-	499,500
Net loss	-	-	-	-	-	-	-	(132,406)	(132,406)
Balance - November 30, 2021	164,916,521	16,492	51,000,000	$51,000	617	$1	$432,108	$(133,646)	$365,954
Stock issued to investors	10,625,000	1,063	0	-			253,938		255,000
Net loss	-	-	-	-				(153,046)	(153,046)
Balance - May 31, 2022	175,541,521	17,554	51,000,000	$51,000	617	$1	$686,045	$(286,692)	$467,908

The accompanying notes are an integral part of these consolidated financial statements.

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The Graystone Company, Inc.
Consolidated Statement of Cash Flows

	Six Months Ending
	May 31,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(153,046)	$(129,208)
Changes in operating assets and liabilities:
Mining equipment cost of goods sold	(87,219)	0

Expenses paid by related party on behalf of the Company	0	70,635
Net Cash Used in Operating Activities	$(240,266)	$(58,573)
CASH FLOWS FROM FINANCING ACTIVITIES:
Accrued expenses	(3,549)	0
Accounts payable	6,226	0
Repayment of loan to officer	(42,942)	0
Cash received for Stock issued to investors	255,000	214,500
Net Cash Provided by Financing Activities	214,734	214,500
CASH FLOWS FROM INVESTING ACTIVITIES:
Depreciation Th/s	16,565	0
Prepayment of Th/s	0	(49,445)
Net Cash Provided By Investing Activities	16,565	(49,445)

Net increase in cash and cash equivalents	(8,967)	106,482
Cash and cash equivalents, beginning of period	109,346	-
Cash and cash equivalents, end of period	$100,379	$106,482

Noncash financing and investing activities
Unrealized gain (loss) on Digital Currencies	$(40,784)	(2,568)
Digital currencies held	80,070	$14,007

Supplemental cash flow information
Cash paid for interest	-	-
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

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The Graystone Company, Inc.

Notes to the Consolidated Financial Statements

May 31, 2022

NOTE 1. ORGANIZATION AND BUSINESS

Organization and Operations

The Graystone Company, Inc. (“Graystone”, “we”, “us”, “our”, the “Company” or the “Registrant”) was originally incorporated in the State of New York on May 27, 2010 under the name of Argentum Capital, Inc. Graystone was reincorporated in Delaware on January 10, 2011 and subsequently changed our name to The Graystone Company, Inc on January 14, 2011. Graystone was reincorporated in Colorado on May 1, 2016. Graystone is domiciled in the state of Florida, and its corporate headquarters are in Florida and maintains it US executive office in Fort Lauderdale, FL for mailing purposes. The Company selected November 30 as its fiscal year end.

Our business and registered office is located at 401 E. Las Olas Blvd #130-321, Fort Lauderdale, FL 33301. Our telephone number is (954) 251-2833. Our E-Mail address is investors@thegraystonecompany.com.

The address of our web site is www.thegraystonecompany.com. The information at our web site is for general information and marketing purposes and is not part of this report for purposes of liability for disclosures under the federal securities laws.

Change in Fiscal Year.

On November 7, 2020, our Board of Directors approved a change in our Fiscal Year from December 31 to November 30 in connection with our acquisition of NutraGyst. The change in fiscal year became effective for our 2020 fiscal year, which began on November 6, 2020 (date of inception of NutraGyst) and ended November 30, 2020. NutraGyst had a fiscal year of November 30. Due to the reverse acquisition with NutraGyst, all of the financial statements prior to the acquisition date are of NutraGyst and accordingly we have presented consolidated financial statements for the period of inception for NutraGyst, which began on November 6, 2020 and ended on November 30, 2020.

Share Exchange and Reorganization

On November 6, 2020, the Company executed a reverse merger with NutraGyst, Inc. whereby the Company acquired 1,000,000 shares of NutraGyst’s common stock representing 100% of NutraGyst’s outstanding stock, in exchange for 46,000,000 shares of The Graystone Company’s unregistered Class B Common stock. Immediately prior to the reverse merger, there were 146,391,521 shares of Class A Common Stock outstanding and 5,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding, MT Soeparmo was the sole officer/director and Paul Howarth had 97% of the voting power of the Company. After the reverse merger, the Company had 146,391,521 shares of Class A Common Stock outstanding and 51,000,000 shares of Class B Common Stock outstanding and 617 shares of Preferred shares outstanding. Additionally, MT Soeparmo resigned as officer and director and Anastasia Shishova was appointed as CEO and Director and Greg Tucker was appointed as Director. Additionally, Anastasia Shishova now owns 90% of the voting power of the Company.

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On November 6, 2020 (the “Effective Date”), NutraGyst merged into The Graystone Company, Inc., and became a 100% subsidiary of Graystone Company. Furthermore, the Company entered into and closed on a share exchange agreement with Graystone and its shareholders. At the date of acquisition, The Graystone Company had no assets, liabilities or operations.

Each share of Class B Common Stock has voting rights equal to 2,500 votes per share compared to Class A Common Stock voting rights equal to 1 vote per share. As a result, Anastasia Shishova owned approximately 90% of the voting power of the Company after the reverse merger.

Recapitalization

For financial accounting purposes, this transaction was treated as a reverse acquisition by NutraGyst, and resulted in a recapitalization with NutraGyst being the accounting acquirer and Graystone Company as the acquired company. The consummation of this reverse acquisition resulted in a change of control. Accordingly, the historical financial statements prior to the acquisition are those of the accounting acquirer, NutraGyst and have been prepared to give retroactive effect to the reverse acquisition completed on November 6, 2020, and represent the operations of NutraGyst. The consolidated financial statements after the acquisition date, November 30, 2020 include the balance sheets of both companies at historical cost, the historical results of NutraGyst and the results of the Company from the acquisition date. All share and per share information in the accompanying consolidated financial statements and footnotes has been retroactively restated to reflect the recapitalization.

Going Concern Matters

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which contemplates the Company’s continuation as a going concern. The Company has incurred operating losses of 153,046 during the period ended May 31, 2021 and has an accumulated deficit of $286,962 as of May 31, 2022.

Management intends to raise additional operating funds through equity and/or debt offerings. However, there can be no assurance management will be successful in its endeavors.

There are no assurances that the Company will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support its working capital requirements. To the extent that funds generated from operations and any private placements, public offerings and/or bank financing are insufficient, the Company will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to the Company. If adequate working capital is not available to the Company, it may be required to curtail or cease its operations.

 The uncertainties related to these matters, raise substantial doubt about the ability of the Company to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

General principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”). The fiscal year end is November 30.

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Related Party Transactions

Transactions between related parties are considered to be related party transactions even though they may not be given accounting recognition. FASB ASC 850, Related Party Disclosures (“FASB ASC 850”) requires that transactions with related parties that would make a difference in decision making shall be disclosed so that users of the financial statements can evaluate their significance. Related party transactions typically occur within the context of the following relationships:

•	Affiliates of the entity;

•	Entities for which investments in their equity securities is typically accounted for under the equity method by the investing entity;

•	Trusts for the benefit of employees;

•	Principal owners of the entity and members of their immediate families;

•	Management of the entity and members of their immediate families.

Other parties that can significantly influence the management or operating policies of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

Consolidation Policy

For May 31, 2021, the consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiary, NutraGys and Graystone Mining. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Revenue recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by: (1) identify the contract (if any) with a customer; (2) identify the performance obligations in the contract (if any); (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract (if any); and (5) recognize revenue when each performance obligation is satisfied. Under ASC 606, revenue is recognized when the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) the performance of service has been rendered to a customer or delivery has occurred; (3) the amount of fee to be paid by a customer is fixed and determinable; and (4) the collectability of the fee is reasonably assured. Other than The Company has no outstanding contracts with any of its’ customers. The Company recognizes revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms.

For contracts with customers, ownership of the goods and associated revenue are transferred to customers at a point in time, generally upon shipment of a product to the customer or receipt of the product by the customer and without significant judgments. Advance payments are typically required for commercial customers and are recorded as current liability until revenue is recognized. Advance payments are not required for government customers. The majority of contracts typically require payment within 30 to 60 days after transfer of ownership to the customer.

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Advertising and marketing expenses

Advertising and marketing expenses are charged to the statement of operations and comprehensive income, as incurred.

Income taxes

The Company accounts for income taxes in accordance with ASC No. 740, “Income Taxes”. This codification prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and for carry-forward tax losses. Deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740, “Income Taxes”. Accounting guidance addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements, under which a company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Accordingly, the Company would report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company elects to recognize any interest and penalties, if any, related to unrecognized tax benefits in tax expense.

Share-Based Expense

ASC 718, ”Compensation – Stock Compensation,” prescribes accounting and reporting standards for all share-based payment transactions in which employee and non-employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based expense totaled $0 for the period ending May 31, 2022.

Earnings per Share

The Company computes basic and diluted earnings per share amounts in accordance with ASC Topic 260, “Earnings per Share.” Basic earnings per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised or equity awards vest resulting in the issuance of common stock that could share in the earnings of the Company. As of May 31, 2021, there are no convertible shares that were dilutive instruments and are not included in the calculation of diluted loss per share as their effect would be antidilutive.

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Fair value measurements

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy is established to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes.

 The hierarchy is summarized in the three broad levels listed below:

Level 1	quoted prices in active markets for identical assets and liabilities

Level 2	other significant observable inputs (including quoted prices for similar assets and liabilities, interest rates, credit risk, etc.)

Level 3	significant unobservable inputs (including the Company’s own assumptions in determining the fair value of assets and liabilities).

The Company’s financial instruments consist primarily of cash and due to related parties. The carrying amounts of such financial instruments approximate their respective estimated fair value due to the short-term maturities and approximate market interest rates of these instruments.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies relating to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of the contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s financial statements.

Recently Issued Accounting Standards

Recent Accounting Pronouncements

 In February 2016, the FASB issued ASU No. 2016-02, Leases. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. The ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2018.

 In January 2017, the FASB issued ASU No. 217-04, Intangibles - Goodwill and Other: Simplifying the Test for Goodwill Impairment. The amendments simplify the subsequent measurement of goodwill and eliminate the two-step goodwill impairment test. The Company will perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Impairment losses on goodwill cannot be reversed once recognized. The ASU is effective prospectively for fiscal years and interim periods within those years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not anticipate any material impact on the condensed consolidated financial statements.

Management has considered all recent accounting pronouncements issued. The Company’s management believes that recent pronouncements will not have a material effect on the Company’s financial statements.

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NOTE 3. RELATED PARTY CONSIDERATIONS

Due to Related Party

During the period ended May 31, 2022, the Company borrowed, from our CEO, a total amount of $128,802 for payments of operating expense on behalf of the Company. As May 31, 2022, the Company repaid this amount.

NOTE 4. STOCKHOLDERS’ DEFICIT

Class A Common Stock: The Certificate of Incorporation, as amended, authorizes the Company to issue up to 500,000,000 shares of Class A Common Stock ($0.0001 par value). All outstanding shares of Class A Common Stock are of the same class and have equal rights and attributes. Holders of our Class A Common Stock are entitled to one vote per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors in its discretion out of funds legally available therefore. Unless otherwise required by the Colorado General Corporation Law, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation. Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class A Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class A Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any.

Class B Common Stock. Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 51,000,000 shares of Class B Common Stock ($0.001 par value). All outstanding shares of Class B Common Stock are of the same class and have equal rights and attributes. The Class B shares do not have the right to convert into Series A. Holders of our Class B Common Stock are entitled to two thousand five hundred (2,500) votes per share on matters to be voted on by shareholders and also are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors at the rate as those declared for Class A shareholder times 10. For example, if the Class A common Shareholders receive as a whole class a $10,000 dividend then the Class B shareholders as a whole class shall receive $100,000. Unless otherwise required by the Colorado General Corporation Law, the Class A Common Stock and the Class B Common Stock shall vote as a single class with respect to all matters submitted to a vote of shareholders of the Corporation. Upon our liquidation or dissolution, the holders of our Class A and Class B Common Stock are entitled to receive pro rata all assets remaining available for distribution to shareholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock at the time outstanding. Our Class B Common Stock has no cumulative or preemptive rights or other subscription rights. The payment of dividends on our Class B Common Stock is subject to the prior payment of dividends on any outstanding preferred stock, if any

Series B Preferred Stock

Our Certificate of Incorporation, as amended, authorizes the Company to issue up to 4,000,000 shares of preferred stock, of which 2,000 have been designated as Series B Preferred ($0.0001 par value). The Series B Preferred Shares have no special voting rights, no conversion rights, no liquidation preference and no dividend rights.

NOTE 5 – PROVISION FOR INCOME TAXES

 The Company provides for income taxes under ASC 740, ”Income Taxes.” Under the asset and liability method of ASC 740, deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax basis of assets and liabilities and the tax rates in effect when these differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations.

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The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net loss before provision for income taxes for the following reasons:

Net deferred tax assets consist of the following components as of:

	May 31,	November 30,
	2022	2022
NOL carry forward	$153,046	$132,406
Valuation allowance	(153,406)	(132,406)
Net deferred tax asset	$-	$-

Utilization of the NOL carry forwards, which expire 20 years from when incurred, of approximately $24,904 for federal income tax reporting purposes, may be subject to an annual limitation due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). These ownership changes may limit the amount of the NOL carry forwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders.

NOTE 6. SUBSEQUENT EVENTS

Management has evaluated events occurring between the end of the fiscal year, November 30, 2021 to the date when the financial statements were issued:

Based on this review, other than as described above, the Company did not identify any subsequent events that would have required adjustment or disclosure in the interim financial statements.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE GRAYSTONE COMPANY, INC.

Dated: August 28, 2022	By:	/s/ Anastasia Shishova
Anastasia Shishova
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

THE GRAYSTONE COMPANY, INC.

Dated: August 28, 2022	By:	/s/ Anastasia Shishova
	Name:	Anastasia Shishova
	Title:	Chief Executive Officer and Director (principal executive officer, principal accounting officer)

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Item 4. Exhibits

Exhibit No.	Description

2.1*	Amended and Restated Articles of Incorporation as filed with the Colorado Secretary of State on January 3, 2021.

2.2*	Statement of Correction of Articles of Incorporation, as filed on January 15, 2021

2.2*	By-laws of Graystone Company, Inc.

* Filed as an exhibit to the Company’s Form 1-A/A dated February 19, 2021 and incorporated herein by reference.

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